FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March, 2008

SEC File #0-24570

CENTRAL MINERA CORP.

      PO Box 93038, Caulfeild Village R.P.O.

West Vancouver, BC

V7W 3G4

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F    X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

This Form 6-K consists of:

British Columbia Securities Commission Form 52-109 F2 CEO Certification

British Columbia Securities Commission Form 51-109 F2 CFO Certification

Interim Financial Statements for the Quarter ended December 31, 2007

Management Discussion and Analysis for the Quarter ended December 31, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL MINERA CORP.

By:

“Michael Cytrynbaum”

Name:

Michael Cytrynbaum

Title:

 President

Date:  March 8, 2008